Exhibit (a)(1)(B)

FROM:	Byron Milstead
SUBJECT:	Lattice Semiconductor Corporation Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units
DATE:	December 22, 2008

Today, we are happy to announce that we are offering you the opportunity to participate in an offer to exchange certain of your stock options for new options or restricted stock units. Equity awards are a valuable motivation and retention tool and, as such, help to align employee and shareholder interests. Many of the currently outstanding stock options held by our employees are “underwater,” which means that the per share exercise price of a stock option is greater than the current market price of our common stock. As a result, our Board of Directors has approved this offer, which will allow you to exchange certain underwater stock options for new options or restricted stock units.

We will be mailing to you various materials that explain the terms of the offer. To help you recall your eligible options and give you the information necessary to make an informed decision, we will include a summary of your eligible options with these materials. This will list your eligible outstanding options, the grant date of your options, the vesting status of your options, the exercise price of your options, the stock plan under which your options were granted, and the number of outstanding shares subject to your outstanding options. In addition, you may refer to your E*TRADE account for further information on your outstanding options. You may access your E*TRADE account at www.etrade.com/stockplans.

We know that the materials that we send you may seem voluminous, but it is important that you read and try to understand and act on all of these materials. Reading the Offer to Exchange Certain Outstanding Options for New Options or Restricted Stock Units (the “Offer to Exchange”) is a good way to get started. In addition, below is a summary of some aspects of the offer that should help familiarize you with the principal terms. We believe this program is potentially very important to you and recommend that you take the time to carefully review the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•	The offer will stay open until 11:59:59 p.m., Eastern Time, on February 3, 2009, unless we extend the offer period.

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You may exchange only options to purchase shares of Lattice’s common stock that were granted with an exercise price equal to or greater than $3.91 per share, were granted under either the Company’s 1996 Stock Incentive Plan, as amended (the “1996 Plan”), or the Company’s 2001 Stock Plan, as amended (the “2001 Plan”), and remain outstanding and unexercised as of the expiration date of this offer, which is February 3, 2009, unless we extend the offer period. However, an option will not be an eligible option (and any election with regard to such option will be disregarded) if, on the expiration date, the exercise price of the option is equal to or less than the closing price of Lattice’s common stock on the expiration date.

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Employees of Lattice (which, for purposes of this offer, includes all subsidiaries of Lattice) who are based in the United States as of the commencement of the offer and through the expiration date are eligible to participate in the offer. Our executive officers, the members of our board of directors, and employees of Lattice based outside of the United States are not eligible to participate in the offer.

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If you properly elect to exchange eligible options granted under the 1996 Plan, you will receive new options. The number of new options you receive will be based on the number of options you exchange, the exercise price of those options, and an exchange ratio. Please see Question and Answer 3 and Section 2 of the Offer to Exchange for details.

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If you properly elect to exchange eligible options granted under the 2001 Plan, you will receive restricted stock units. The number of restricted stock units you receive will be based on the number of options you exchange, the exercise price of those options, and an exchange ratio. Please see Question and Answer 4 and Section 2 of the Offer to Exchange for details.

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New options and restricted stock units will be subject to a new exercise price and a new vesting schedule, and new options will also have a new maximum term. None of the new options or restricted stock units will be vested on the award grant date.

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Vesting on any given vesting date will be subject to your continued employment with Lattice through that vesting date. Except in the event of your death or disability (as detailed in the Offer to Exchange), if your employment with us terminates before your new options or restricted stock units vest, your new options and restricted stock units, if any, will expire unvested.

Additional important details are contained in the Offer to Exchange. The offer will end, and the new options and restricted stock units will be granted, on February 3, 2009, unless we extend the offer period.

This offer is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which we are mailing to you and which are available in our filing with the U.S. Securities and Exchange Commission (the “SEC”), which can be accessed on the SEC’s website at http://www.sec.gov. You should read carefully all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed under “Risks of Participating in the Offer” in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer. If you choose not to participate, you will retain your current options under their current terms and conditions.

If you choose to participate in the offer, you must deliver the completed election form via facsimile or e-mail (via PDF or similar imaged document file) before 11:59:59 p.m., Eastern Time, on February 3, 2009 to:

Suzanne L. Bishop

Bishop Consulting, LLC

Fax: (971) 228-2470

E-mail: stockadmin@latticesemi.com

If we extend the offer period, the completed election form must be received by Suzanne Bishop at Bishop Consulting, LLC by the date and time of the extended expiration of the offer.

If Suzanne Bishop at Bishop Consulting, LLC has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are included in the offer documents.

Please carefully read all of the offer documents. This e-mail is an introduction to the offer, but does not detail all the terms and conditions that apply. You should direct questions about this offer and requests for additional copies of this Offer to Exchange and the other offer documents to:

Suzanne L. Bishop

Bishop Consulting, LLC

6107 SW Murray Blvd., #271

Beaverton, OR 97008

Phone: (503) 372-5761

E-mail: stockadmin@latticesemi.com